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                               January 11, 2023

       Akihisa Nagasaka
       Chief Financial Officer
       Earlyworks Co., Ltd.
       5-7-11, Ueno, Taito-ku
       Tokyo, Japan 110-0005

                                                        Re: Earlyworks Co.,
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed December 30,
2022
                                                            File No. 333-269068

       Dear Akihisa Nagasaka:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed December 30, 2022

       Exhibits

   1.                                                   We note that WWC, P.C.
did not consent to the reference to the firm as experts as
                                                        disclosed on page 125.
Please have your audit firm revise exhibit 23.1 to state, if true, that they consent to the
reference to the firm as    experts    in the registration statement.
 Akihisa Nagasaka
FirstName
EarlyworksLastNameAkihisa Nagasaka
           Co., Ltd.
Comapany
January 11,NameEarlyworks
           2023           Co., Ltd.
January
Page 2 11, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Ying Li